PSA PEUGEOT CITROEN

Direction Finance, Contrôle, Performance

05010114

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

July 26, 2005

File N° 82 – 3531

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated July 26, 2005 : " PSA Peugeot Citroën – First-Half 2005 Results "
- PSA Peugeot Citroën 2005 Interim report

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com

July 26, 2005

PSA PEUGEOT CITROËN

First-Half 2005: Targets Met
Operating Margin 4.1% of Sales

FIRST-HALF HIGHLIGHTS

PSA Peugeot Citroën's business and financial results for the six months that ended June 30, 2005 were in line with the full-year outlook, announced in February, for moderate growth in sales and a consolidated operating margin between 4.0% and 4.5% of sales and revenue.

Resilient worldwide sales, despite a highly competitive European market:
1,754,200 vehicles, versus 1,743,400 in first-half 2004, an increase of 0.6%

Strong growth outside Western Europe:
509,800 units, versus 468,100 in first-half 2004, representing 29.1% of worldwide sales, versus 26.8% in first-half 2004 and 28.2% over the full year

Good performance by the new models:
The Peugeot 407, 1007 and 107 and the Citroën C4 and C1 already accounted for around a quarter of European sales in the first half

Consolidated operating margin on target:
€1,181 million, or 4.1% of sales, versus €1,277 million in first-half 2004

Net income:
€681 million, versus €858 million in first-half 2004

DFCP – Investor Relations Department - 75 avenue de la Grande Armée - 75116 Paris
Telephone (33 1) 40 66 37 60 - Fax (33 1) 40 66 51 99 – www.psa-peugeot-citroen.com

File No 82-3531

FIRST-HALF FINANCIAL RESULTS

Financial results for the six months that ended June 30, 2005 are presented in accordance with IFRS, as required by EU regulations. Comparative data for the first half of 2004 have been restated on the same basis. The differences in accounting treatment compared with French GAAP were presented and explained at the time of publication of the 2004 results.

Sales and Revenue

Consolidated sales and revenue for first-half 2005 totaled €29,006 million, up 1.6% over the year-earlier period. On a quarterly basis, sales and revenue rose by 0.7% to €13,635 million in the first three months of the year, but increased 2.4% to €15,371 million in the second.

Automobile Division sales rose 1.8% to €23,375 million for the period, reflecting the net impact of higher unit sales of new vehicles, the price effect, the product mix and the geographic mix.

Gefco reported first-half revenue of €1,518 million, up 3.3%.

Faurecia sales increased 1.7% to €5,613 million. On a constant exchange rate and scope of consolidation basis, and excluding the price impact of precious metals used in catalytic converters, sales were up 2.5% for the period.

The Banque PSA Finance loan book grew 6.0% to €21,783 million from €20,549 million at June 30, 2004.

Income

Consolidated operating margin for the period amounted to €1,181 million compared with €1,277 million in first-half 2004, representing 4.1% of sales and revenue versus 4.5%. The Group therefore met its announced target of a consolidated operating margin of between 4.0% and 4.5% of sales and revenue.

Automobile Division operating margin contracted to €650 million from €770 million. The decline reflected higher raw materials costs, unfavorable changes in the sales and geographic mix and the net impact of IFRS adjustments, which combined to offset the positive impact of new model launches (which are enabling the Group to improve margin integrity in a still highly competitive market) and the sustained reduction in production costs.

Banque PSA Finance's operating margin rose 10.6% to €282 million from €255 million in first-half 2004, led by an increase in the loan book and a decline in credit losses.

Gefco's operating margin amounted to €80 million compared with €81 million in first-half 2004, representing 5.3% of revenue versus 5.5%.

Faurecia's operating margin declined to €160 million from €163 million in first-half 2004, representing 2.9% of sales versus 3%. The negative impact of higher raw materials costs was partly offset by ongoing productivity gains across all Faurecia divisions.

Net profit attributable to equity holders of the parent company amounted to €681 million, compared with €858 million in first-half 2004. Earnings per share stood at €2.95 versus €3.61 a year earlier.

Balance Sheet

Working capital provided by operations of the manufacturing and sales companies increased 7.5% to €2,218 million from €2,064 million in the year-earlier period, representing 7.8% of sales and revenue versus 7.4%.

Capital expenditure rose slightly during the period, to €1,326 million from €1,255 million in first-half 2004.

The net financial position of the manufacturing and sales companies amounted to €1,118 million at June 30, 2005, down from €1,347 million at December 31, 2004 but up from €1,074 million at June 30, 2004.

FULL-YEAR OUTLOOK

Sales growth picked up slightly in the second quarter. The new models launched during those three months should now start having a greater impact as well. This will drive even faster growth in sales, which will also be supported at year-end by the introductions of the new 407 Coupé and the Citroën C6 in the executive segment. However, lacklustre growth in European economies means that the region's automobile markets are not likely to see a significant upturn and that the Group's growth will continue to depend on expanding markets outside Europe.

Operating margin should continue to be supported by the positive effects that already shaped the first half, but which will be attenuated by the impact on Automobile Division margins of higher raw materials prices, especially for steel. By year-end, the impact should be at the top end of the €250-300 million range forecast at the beginning of the year.

As a result, the Group confirms the 2005 targets, announced in February, of moderate growth in sales and a consolidated operating margin between 4.0% and 4.5% of sales.

The interim 2005 report is available on www.psa-peugeot-citroen.com

File N° 82-3531

PSA PEUGEOT CITROËN


C1
1007


C1


1007

2005
Interim report

Supervisory Board

Thierry Peugeot
Chairman

Jean Boillot
Jean-Philippe Peugeot
Vice-Chairmen

Pierre Banzet
Jean-Louis Dumas
Marc Friedel
Jean-Louis Masurel
François Michelin
Jean-Paul Parayre
Marie-Hélène Roncoroni
Ernest-Antoine Seillière de Laborde
Joseph F. Toot Jr.

Roland Peugeot
Bertrand Peugeot
Advisors to the Supervisory Board

Managing Board

Jean-Martin Folz
Chairman of the Managing Board

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Executive Committee

Jean-Martin Folz
Chairman of the Managing Board

Yann Delabrière
Finance, Control and Performance

Gilles Michel
Platforms, Engineering, Purchasing

Jean-Marc Nicolle
Group Strategy and Products

Robert Peugeot
Innovation and Quality

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Roland Vardanega
Manufacturing and Components

Jean-Luc Vergne
Employee Relations and Human Resources

Senior Management

Xavier Fels
External Relations

Jean-Louis Grégoire
Executive Development

Jean-Claude Hanus
Legal Affairs

Liliane Lacourt
Corporate Communications

Statutory Auditors

PricewaterhouseCoopers Audit
Mazars & Guérard

Auxiliary Auditors

Yves Nicolas
Patrick de Cambourg

As of June 30, 2005

PSA Peugeot Citroën is a world-class automobile manufacturer, supported by two broadline marques and the expertise of more than 200,000 employees around the globe.

It is the second largest carmaker in Europe, with 14.6% of the market in 2004. During the year, the Group sold 3.38 million vehicles in more than 140 countries worldwide, generating net sales of €56.1 billion.

PSA Peugeot Citroën also encompasses the Banque PSA Finance group of automotive finance companies, Gefco, a transportation and logistics company, and Faurecia, an automotive equipment manufacturer.

Contents

Key Figures

Worldwide sales
(in units)


1,754,200
509,800
1,244,400
1,743,400
468,100
1,275,300
June 30, 2005
June 30, 2004
Western Europe
Rest of the world

Net sales
(in € millions)


29,006
5,631
23,375
28,554
5,588
22,966
June 30, 2005
June 30, 2004
Automobile Division
Other businesses

Operating margin
(in € millions)


1,181
531
650
1,277
507
770
June 30, 2005
June 30, 2004
Automobile Division
Other businesses

Consolidated operating margin
(as % of sales)


4.1
4.5
June 30, 2005
June 30, 2004

Net income
(in € millions)


681
858
June 30, 2005
June 30, 2004

Working capital provided from operations and capital expenditure (manufacturing and sales companies)
(in € millions)


2,218
1,326
2,064
1,255
June 30, 2005
June 30, 2004
Working capital provided from operations
Capital expenditure

Message from the Chairman of the Managing Board

PSA Peugeot Citroën's business and financial results for the six months ended June 30, 2005 were in line with the full-year outlook announced in February.

As expected, unit sales rose only slightly over the period, to a total of 1,754,200 vehicles. In Europe, demand was more or less flat compared with 2004 and the market remained shaped by intense promotional activity. In response, Peugeot and Citroën continued to apply selective marketing policies, reducing their exposure in insufficiently profitable markets or customer segments. With firm performance in France, Spain and Germany, but declines in Italy and the United Kingdom, our market share eased to 14.6% from 15.2% in first-half 2004, but was up from the 14.2% recorded in the second half of last year. Outside Western Europe, sales maintained their strong momentum, rising 8.9% thanks to fast growing demand in Latin America and Asia, where our market share improved.

The first half also demonstrated the potential of the new Peugeot and Citroën models introduced since mid-2004. Peugeot 407 and Citroën C4 sales volumes were on target, and the initial results from the Peugeot 1007, Citroën C1 and Peugeot 107, launched in second-quarter 2005, also demonstrate that these models are perfectly aligned with market expectations for modern, practical city cars. These new models are helping to maintain sales margin integrity despite the aggressive competitive pressure experienced in certain European markets.

The first months of 2005 have also delivered very encouraging results in our commitment to cutting production costs. The full effect of the platform strategy and the sustained reduction in assembly costs are now increasing these savings significantly beyond the annual €600 million achieved in recent years. Costs are also being reduced by our cooperative ventures with other carmakers, whose broad diversity now provides an opportunity to observe best practices across the global auto industry – practices that we naturally intend to leverage to support our own growth.

Lastly, the first half demonstrated the operating resilience of our non-automobile businesses. Faurecia and Gefco continued to outperform their industries and the significant impact of higher raw materials prices on their operating margins was offset by further growth in Banque PSA Finance's earnings.

In all, operating margin amounted to 4.1% of sales, a performance that enables the Group to confirm that PSA Peugeot Citroën will meet the targets announced earlier in the year.

Sales growth picked up slightly in the second quarter. The new models launched during those three months should now start having a greater impact as well. This will drive even faster growth in sales, which will also be supported at year-end by the introductions of the new 407 Coupé and the Citroën C6 in the executive segment. However, lackluster growth in European economies means that the region's automobile markets are not likely to see a significant upturn and that the Group's growth will continue to depend on expanding markets outside Europe.

Our operating margin should continue to be supported by the positive effects that already shaped the first half, but which will be attenuated by the impact on Automobile Division margins of higher raw materials prices, especially for steel. By year-end, the impact should be at the top end of the €250-300 million range forecast at the beginning of the year.

As a result, the Group confirms that it will see moderate growth in sales in 2005, with a consolidated operating margin between 4.0% and 4.5% of sales.

Jean-Martin Folz

Management Report

Transition to IFRS

The interim financial statements for the six months ended June 30, 2005 have been prepared in accordance with IFRS, as required by EU regulations. Comparative data for the first half of 2004 have been restated on the same basis. The differences in accounting treatment compared with French GAAP were presented and explained at the time of publication of the 2004 results. There have been no changes in accounting treatment at June 30, 2005. Note 2 to the consolidated financial statements presents the impact of each material difference on the main items of the interim financial statements.

In the following discussion, all comparisons between first-half 2005 and first-half 2004 are based on the IFRS financial statements for the two periods.

Sales

The automobile market in the eighteen countries of Western Europe for the six months ended June 30, 2005 totaled 8,882,900 cars and light commercial vehicles, an increase of 0.5% over the year-earlier period. The French and Spanish markets grew by 5.5% and 5.4% respectively and the German market by 2.5%, while the UK market contracted by 4.9% and the Italian market by 5.5%. The decline in the UK market was entirely attributable to a 16.4% fall in sales to private buyers, while the fleet market held firm overall.

In Latin America, sustained economic growth helped to drive a 10.9% increase in the Brazilian market and a very strong 42.6% rise in Argentina. Demand in Central and Eastern Europe declined from the high levels seen in first-half 2004, when residents in Central Europe's main countries bought vehicles in anticipation of price rises upon joining the European Union on May 1, 2004. The Polish and Hungarian markets fell by 30.2% and 9.6% respectively. The Turkish market remained strong, despite contracting by 12.6%, with 305,000 vehicles sold during the period. The Chinese market returned to growth, with sales up by an estimated 13.8% to 1,452,000 units.

In this environment, PSA Peugeot Citroën's worldwide unit sales rose 0.6% to 1,754,200 cars and light commercial vehicles, from 1,743,400 in first-half 2004. The two marques performed equally well, with Citroën sales rising 0.6% to 726,100 units and Peugeot sales up 0.7% to 1,028,100 units. After a resilient first quarter performance, shaped by stable worldwide sales, the Group set a new record in the second quarter, with sales rising to 932,000 units. First-half unit sales in Western Europe were slightly down on the year-earlier period, but sales outside Europe rose strongly.

In Western Europe, unit sales declined 2.4% to 1,244,400 units, of which 663,300 for Peugeot and 581,100 for Citroën. Registrations of Peugeot and Citroën cars and light commercial vehicles edged back 2.3% to 1,292,200 units. The difference between registrations and billings (corresponding to sales to independant dealers) represents the change in dealer car inventory. At June 30, 2005, independent dealer inventories worldwide stood at 243,000 units, versus 285,000 at December 31, 2004 and 214,000 at June 30, 2004.

The Group's share of the Western European market was 14.6% in first-half 2005 (7.8% for Peugeot and 6.8% for Citroën), versus 15% in first-half 2004 and 14.2% in the second half. Lifted by the introductions of the Citroën C4, Peugeot 407 and Peugeot 1007, PSA Peugeot Citroën improved its sales performance in Europe from the previous half-year in a difficult business environment, continuing its strategy of focusing on the most profitable market segments.

In France, Group registrations increased 3.9% to 430,900 units from 414,700 in first-half 2004, for a market share of 31.8%. In Spain, PSA Peugeot Citroën confirmed its position as the country's leading car and light commercial vehicle manufacturer, with a 20.9% market share. Group registrations grew 3.3% to 211,100. In Germany, Group market share widened slightly to 5.9%. Registrations grew by 3.8% to 105,400.

In the United Kingdom, however, registrations declined 12.6% to 149,000 from 170,600 in the year-earlier period, reflecting a sharp drop in retail demand. The two marques continued to scale down their presence in the fleet market and other less profitable segments. In Italy, after three years of strong growth in sales, but in an environment now shaped by multiple promotional campaigns, PSA Peugeot Citroën held 10.2% of the market. Registrations declined 17.1% to 135,000.

Outside Western Europe, unit sales rose 8.9% to 509,800 – of which 364,800 for Peugeot and 145,000 for Citroën – accounting for 29.1% of the worldwide total, compared with 26.8% in first-half 2004 and 28.2% in full-year 2004.

Group sales in Central and Eastern Europe contracted 19.0% to 98,700 units. The market in the six main countries of Central Europe (Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia) contracted by 13.5%. PSA Peugeot Citroën sales in these countries totaled 49,600 units, giving the Group an overall market share of 11.5%.

In Iran, the Group sold a total of 159,800 CKD units, versus 137,600 in the year-earlier period.

In Latin America, PSA Peugeot Citroën increased its unit sales by 29% to 83,700. Sales in Argentina rose 55.7% to 25,900 units, lifting the Group's market share to 13.4% from 12.1% in first-half 2004. In Brazil, registrations were 21.4% higher, at 36,200, for a market share of 4.6% versus 4.3%.

In China, the Peugeot marque made its debut with the July 2004 launch of the 307 sedan. This, combined with solid Citroën sales, put Dongfeng Peugeot Citroën Automobiles back on a fast growth track, with unit sales up 55.2% to 72,700 from 46,900. Backed by an ambitious product plan, which calls for the introduction of the Peugeot 206 at the end of the year and two new Citroën launches in 2006, PSA Peugeot Citroën sales should continue to rise in China.

The Group's worldwide unit sales in first-half 2005 also reflect the strong impact of the new Peugeot and Citroën models.

One year after the launch of the sedan version, sales of the Peugeot 407 totaled 135,400 units compared with 35,800 in first-half 2004. The Citroën C4 sedan and coupé unveiled at the end of 2004 notched up unit sales of 128,700 worldwide in the first six months. Sales of the Peugeot 1007, introduced at the end of April, amounted to 22,300 units. Initial sales of the Citroën C1 and Peugeot 107, launched in early June, came to 9,600 units. Sales of the Peugeot 206, now in its seventh year on the market, declined 20.2% to 340,000 units. Sales of the Peugeot 307 contracted 16.5% to 260,500 units, as dealers waited for the restyled version introduced at the end of June. Sales of the Citroën C3 and C3 Pluriel contracted by 21.9% to 156,700 units, while sales of the Citroën C2 were down 18.6% at 66,800 units. These declines were attributable to the Group's selective marketing policy, particularly in Italy, where the models' close fit with local demand led to substantial market share gains in 2003 and 2004. Sales of the Citroën Xsara Picasso, now in its sixth year in the market, declined by 20% to 96,000 units. Sales of the Citroën Berlingo and Peugeot Partner held firm at 162,500 units versus 166,800 in first-half 2004. In all, PSA Peugeot Citroën's light commercial vehicle sales contracted by 6.2% to 210,800 units, of which 105,900 for Peugeot, down 9.8%, and 104,900 for Citroën, down 2.2%.

Consolidated sales and revenue for first-half 2005 totaled €29,006 million, up 1.6% over the year-earlier period. First-quarter sales and revenue rose by a more modest 0.7% to €13,635 million, while the second quarter saw a 2.4% increase to €15,371 million.

Automobile Division sales came to €23,375 million. The period-on-period growth of 1.8% was mainly attributable to higher unit sales of new vehicles, for 0.6 points, a favorable net price effect, for 0.2 points, and an improvement in the product mix for 2.2 points, partly offset by an unfavorable change in geographic mix, for 0.7 points.

Banque PSA Finance reported revenue of €817 million, up 2.8% over the year-earlier period. Retail financing was provided for 430,400 vehicles, a decline of 4.5%, with new vehicle financing down 4.8% to 332,500 units. The downturn in business concerned Spain and also the United Kingdom where retail financing operations were adversely affected by the fall in sales by the Peugeot and Citroën marques. Stiff competition in the consumer credit market was also a contributing factor. Banque PSA Finance provided financing for 25.2% of Peugeots and Citroëns sold in the bank's host countries, a 1-point decline. Total retail financing extended during the period was down by just 0.8% to €4,615 million, reflecting an increase in average loan size due to growth in leasing business and enhancements to the Peugeot and Citroën model ranges, leading to higher sticker prices. The number of used vehicles financed contracted 3.7% to 97,900. Total retail financing at June 30, 2005 came to €16,423 million; the increase of 3.1% compared with €15,925 million one year earlier was attributable to business growth over the last three years. Total wholesale financing at the same date amounted to €5,360 million, versus €4,624 million at June 30, 2004. In all, the Banque PSA Finance loan book grew 6.0% over the 12-month period, to €21,783 million from €20,549 million.

Sales of insurance, maintenance services, extended warranties and other financing-related services contributed €73 million to revenue, an increase of 7.4%.

Gefco reported first-half revenue of €1,518 million, up 3.3%. Sales of services to PSA Peugeot Citroën Group companies gained 1.6%, while revenues from non-Group customers rose 6.3% to €571 million. Network (part and full-load transportation) revenue expanded 2.2% to €766 million, Automotive (vehicle preparation and distribution) revenue grew 2.9% to €553 million and Supply (logistics and sea and air freight) revenue was up 0.8% at €98 million.

Faurecia sales increased 1.7% to €5,613 million. Sales to other PSA Peugeot Citroën Group companies held firm, while sales to non-Group customers rose 2.1% to €4,298 million. On a constant exchange rate and consolidation scope basis, and excluding the price impact of precious metals used in catalytic converters, sales were 2.5% higher.

Car seat sales rose 2.8% (2.4% at constant exchange rates) to €2,544 million, led by new model launches and ramp-ups among European customers and business growth in North and South America. Sales of other interior modules declined 3.6% (1.7% at constant exchange rates) to €1,743 million. Exhaust system sales totaled €935 million, up 7.0% or 15.2% on a constant exchange rate and consolidation scope basis and excluding catalytic converters. As for car seats, sales were boosted by the launch of new models equipped by Faurecia. At €390 million, front-end module sales were up 7.3%.

Operating margin

Consolidated operating margin for the period amounted to €1,181 million compared with €1,277 million in first-half 2004, representing 4.1% of sales and revenue versus 4.5%.

Automobile Division operating margin contracted to €650 million from €770 million, representing 2.8% of sales versus 3.4%.

The decline can be explained as follows:

- Lower volumes had a negative impact of €95 million, with sales of assembled vehicles by fully-consolidated companies (i.e. excluding China) down by 36,400 units. In addition, the higher local content of vehicles assembled in Iran led to an estimated €56 million decline in the value of CKD units shipped to the Group's partners in this country.

- Changes in geographic mix – with higher sales outside Western Europe and lower European sales – had a negative impact of €27 million.

- Changes in product mix had a €66 million positive impact, due mainly to the contribution of the Peugeot 407 and Citroën C4, which are generating satisfactory margins.

- The price effect – including not only changes in list prices, but also the impact of promotional offers and changes in standard equipment levels – was a negative €10 million. This was considerably less than the negative impacts of €193 million in first-half 2004 and €137 million in the second half, reflecting the contribution of the new models (Peugeot 407, Citroën C4, Peugeot 1007, Citroën C1 and Peugeot 107), which helped to sustain unit sales and avoid the need for further price concessions in the highly competitive European market.

The Group's policy of scaling back its presence in less profitable markets and segments was another contributing factor.

- Production cost savings represented a gross gain of €362 million. Thanks to the full effect of the platform strategy and the sustained reduction in assembly costs, the Group is on course to meet its stated target of generating annual cost savings of more than €600 million. Costs are also being reduced by cooperative ventures with other carmakers, whose broad diversity now provides an opportunity to observe best practices across the global auto industry – practices that the Group naturally intends to leverage to support its own growth.
- Higher raw materials prices trimmed around €164 million from total cost savings. The impact mainly concerned increases in steel prices that were passed on by components suppliers. The full year impact on Automobile Division production costs is likely to be at the top end of the €250-300 million range forecast in February. Net production cost savings, after the effect of raw materials prices, amounted to €198 million.
- Changes in exchange rates had a modest €1 million negative impact. The euro's slide against the dollar and other currencies began only in June and the effect on first-half operating margin was therefore not material.
- Personnel costs increased by €100 million.
- The net impact of IFRS adjustments was a negative effect of €125 million; as expected, this was less than the net effect on first-half 2004 operating margin. The main impacts concerned the capitalization of development costs and the related amortization (net negative effect of €88 million), and the change in accounting treatment of sales with a buyback commitment (net negative effect of €20 million).

Banque PSA Finance's operating margin rose 10.6% to €282 million from €255 million in first-half 2004, representing 2.7% of average net loans versus 2.5%. The improvement reflects the following factors:

- The increase in average net loans had a €25 million positive impact.
- The lending margin declined slightly, with a negative impact of €3 million.
- Net charges to provisions for credit losses represented just 0.21% of outstanding loans in first-half 2005 versus 0.34% in the year-earlier period. The lower rate, calculated on an expanded loan book, had a positive impact of €8 million.
- Operating expenses remained flat.

Gefco's operating margin amounted to €80 million compared with €81 million in first-half 2004, representing 5.3% of revenue versus 5.5%. The modest decline was due mainly to higher freight costs, resulting primarily from fuel price increases that could not be passed on in full to customers.

Faurecia's operating margin declined to €160 million from €163 million in first-half 2004, representing 2.9% of sales versus 3%. First-half 2004 operating margin included the €60 million final amortization charge on customer contractual relationships recognized in intangible assets following retrospective application of IFRS to the Sommer Allibert business combination. First-half 2005 operating margin was severely affected by higher raw materials costs (steel, plastics). Only part of the increase was passed on to customers, and the net impact was €70 million. The additional costs were partly offset, however, by ongoing productivity gains across all Faurecia divisions.

Operating margin in the other businesses amounted to an aggregate €6 million.

Net profit

Other income and expenses, net represented an expense of €115 million in first-half 2005 as opposed to income of €9 million in the year-earlier period.

The first-half 2005 figure consists mainly of rationalization costs in the amount of €102 million. The total includes the €27 million cost of the move from three to two shifts at the Ryton assembly plant in the United Kingdom, and €62 million worth of cost-cutting measures at Faurecia plants in France, Germany and Spain.

It also includes a €39 million loss corresponding to the remeasurement at fair value of yen and sterling put options purchased by the Group as part of its policy of protecting revenues against significant changes in the value of these currencies against the euro.

Finance costs net of interest income amounted to €39 million compared with €27 million in first-half 2004. The total includes a €9 million charge corresponding to the remeasurement at fair value of options acquired by Faurecia to cap the cost of borrowings – which are mainly at floating rates – against a rise in interest rates.

Profit before tax and share in results of companies at equity amounted to €1,027 million compared with €1,259 million in first-half 2004. Estimated current and deferred taxes came to €293 million compared with €384 million, representing 28.5% of profit before tax versus 30.5%. The Group's share in results of companies at equity was a negative €37 million in first-half 2005 as opposed to a positive €5 million in the year-earlier period. The unfavorable swing was mainly due to the Group's €22 million share in the start-up losses of Toyota Peugeot Citroën Automobiles (TPCA). TPCA began manufacturing the Toyota Aygo, the Peugeot 107 and the Citroën C1 in January 2005, but did not start making deliveries to the three automakers until May. Dongfeng Peugeot Citroën Automobile (DPCA) ended first-half 2005 with a CNY 636 million loss, on the back of a CNY 147 million loss in the year-earlier period, despite reporting a 48.7% volume-driven increase in sales to CNY 6,381 million. Action taken in the first quarter to deal once and for all with excess inventories at DPCA and in the dealer network resulted in a CNY 567 million loss. In the second quarter, growth in sales and production volumes accelerated and unit production costs were lowered significantly by increasing local content and cutting local costs. The higher volumes and lower costs helped to reduce the company's second quarter loss to CNY 69 million, representing a marked improvement on the first quarter. After taking into account consolidation adjustments and the elimination of intra-group transactions, DPCA made a negative contribution of €35 million to first-half 2005 consolidated net profit.

In all, after deducting minority interests of €16 million, net profit attributable to equity holders of the parent came in at €681 million, down 20.6% on €858 million in first-half 2004. Earnings per share stood at €2.95 versus €3.61 in first-half 2004.

Balance sheet

In first-half 2005, working capital provided by operations of the manufacturing and sales companies increased 7.5% to €2,218 million from €2,064 million in the year-earlier period, representing 7.8% of sales and revenue versus 7.4%.

Working capital requirement increased by €104 million, after declining €683 million in first-half 2004. This exceptional fall largely offset an increase in second-half 2003, with both movements attributable to sharp fluctuations in production volumes and, consequently, in trade payables.

The change in working capital requirement in first-half 2005 reflects a €617 million increase in trade receivables (of which €209 million for the Automobile Division, €422 million for Faurecia and €25 million for Gefco), and a €647 million increase in trade payables (of which €304 million for the Automobile Division, €262 million for Faurecia and €52 million for Gefco). These increases were attributable to business growth and normal seasonal fluctuations between the fourth quarter of 2004 and the second quarter of 2005. Inventories rose by €452 million, including €46 million for Faurecia and €392 million for the Automobile Division. New vehicle inventories at June 30, 2005 totaled 358,100 units, of which 61,000 held by Group-owned dealers. This represented an increase of 36,100 vehicles compared with December 31, 2004 (322,000 units, of which 54,100 held by Group-owned dealers) and 58,000 compared with June 30, 2004 (300,100 units, of which 57,600 held by Group-owned dealers).

In all, net cash from operating activities came to €2,114 million versus €2,747 million in first-half 2004.

Capital expenditure rose to €1,326 million from €1,255 million in first-half 2004. The Group is on course to meet its objective of capping full year expenditure at less than €3,000 million, including final investments at the new assembly plant at Trnava in Slovakia. Increases in intangible assets, in the amount of €468 million versus €506 million, correspond mainly to product development costs capitalized under IFRS for €437 million in first-half 2005 (of which €317 million for the Automobile Division and €120 million for Faurecia) compared with €422 million in the year-earlier period (of which €357 million for the Automobile Division and €65 million for Faurecia).

In all, net cash used in investing activities came to €1,849 million, slightly above the first-half 2004 figure of €1,817 million.

The manufacturing and sales companies generated free cash flow of €265 million in first-half 2005, compared with €930 million in the year-earlier period, which included the effect of an exceptional decline in working capital requirement.

Net cash used by financing activities primarily concerned the dividends paid in June 2005 to Peugeot S.A. stockholders, in an amount of €310 million, and the dividends paid to minority interests in fully consolidated companies for a total of €21 million. It also comprised €160 million for the buyback of 3,378,897 Peugeot S.A. shares, at an average price of €47.37 per share. As of June 30, 2005, the Group held 13,516,958 of its own shares, corresponding to 5.56% of issued capital. Of these shares, 4,523,375 have been allocated to cover the exercise of employee stock options.

Net cash used by financing activities also included, in intra-group transactions, the payment by Banque PSA Finance to Peugeot S.A. of a dividend of €96 million, corresponding to 30% of Banque PSA Finance's 2004 profit attributable to equity holders of the parent.

Based on these movements, the net financial position of the manufacturing and sales companies amounted to €1,118 million at June 30, 2005, down from €1,347 million at December 31, 2004 but up from €1,074 million at June 30, 2004.

Full-year outlook

Sales growth picked up slightly in the second quarter. The new models launched during those three months should now start having a greater impact as well. This will drive even faster growth in sales, which will also be supported at year-end by the introductions of the new 407 Coupé and the Citroën C6 in the executive segment. However, lackluster growth in European economies means that the region's automobile markets are not likely to see a significant upturn and that the Group's growth will continue to depend on expanding markets outside Europe.

Operating margin should continue to be supported by the positive effects that already shaped the first half, but which will be attenuated by the impact on Automobile Division margins of higher raw materials prices, especially for steel. By year-end, the impact should be at the top end of the €250-300 million range forecast at the beginning of the year.

As a result, the Group confirms that it will see moderate growth in sales in 2005, with a consolidated operating margin between 4.0% and 4.5% of sales.

Statistics

PSA Peugeot Citroën Group

PASSENGER CAR REGISTRATIONS IN EUROPE BY COUNTRY

	June 30, 2005		June 30, 2004	
	Units	Market share (%)	Units	Market share (%)
France	350,100	31.1	334,700	31.4
Austria	16,500	9.6	16,100	9.5
Belgium-Luxembourg	64,700	20.6	66,000	20.5
Denmark	13,800	18.8	12,100	20.8
Finland	8,900	10.4	9,600	11.5
Germany	98,900	5.8	95,200	5.8
Greece	14,000	9.1	19,800	11.9
Iceland	300,000	3.5	300	4.1
Ireland	10,800	7.7	8,800	7.2
Italy	127,100	10.4	153,200	11.9
Netherlands	39,300	14.4	42,700	15.0
Norway	5,000	9.1	5,400	9.8
Portugal	19,800	17.2	19,200	18.1
Spain	169,300	20.9	166,200	21.0
Sweden	15,200	11.1	14,800	10.9
Switzerland	13,400	10.0	14,400	10.0
United Kingdom	127,900	9.9	150,100	10.9
Total Western Europe (18 countries)	**1,095,000**	**14.0**	**1,128,600**	**14.4**

PSA Peugeot Citroën Group

LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	June 30, 2005		June 30, 2004	
	Units	Market share (%)	Units	Market share (%)
France	80,800	35.7	80,000	37.2
Austria	1,400	9.2	1,200	9.7
Belgium-Luxembourg	8,400	21.4	8,100	22.8
Denmark	3,500	12.9	3,400	15.9
Finland	1,100	12.9	1,300	14.0
Germany	6,500	6.4	6,400	6.5
Greece	400	3.7	800	6.5
Iceland	100	4.1	100	9.2
Ireland	3,300	12.2	2,700	13.2
Italy	8,000	7.6	9,600	8.5
Netherlands	5,300	10.7	7,100	14.3
Norway	2,500	14.3	2,300	13.9
Portugal	8,500	22.9	8,400	22.9
Spain	41,800	21.0	38,200	22.8
Sweden	2,900	16.9	2,400	16.3
Switzerland	1,500	14.7	1,500	13.3
United Kingdom	21,100	12.2	20,500	12.2
Total Western Europe (18 countries)	**197,100**	**18.5**	**194,000**	**19.3**

PSA Peugeot Citroën Group

PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	June 30, 2005		June 30, 2004	
	Units	Market share (%)	Units	Market share (%)
France	430,900	31.8	414,700	32.3
Austria	17,800	9.6	17,400	9.5
Belgium-Luxembourg	73,200	20.7	74,100	20.7
Denmark	17,300	17.2	15,500	19.5
Finland	10,100	10.6	11,000	11.8
Germany	105,400	5.9	101,600	5.8
Greece	14,500	8.7	20,500	11.5
Iceland	400	3.6	300	4.6
Ireland	14,100	8.4	11,500	8.1
Italy	135,000	10.2	162,800	11.6
Netherlands	44,600	13.8	49,800	14.9
Norway	7,500	10.4	7,700	10.7
Portugal	28,300	18.6	27,600	19.3
Spain	211,100	20.9	204,400	21.4
Sweden	18,100	11.8	17,200	11.5
Switzerland	14,900	10.3	15,800	10.2
United Kingdom	149,000	10.1	170,600	11.1
Total Western Europe (18 countries)	**1,292,200**	**14.6**	**1,322,500**	**15.0**

WORKFORCE

	June 30, 2005	December 31, 2004
Automobile Division	**139,200**	**139,000**
Of which:		
- France	100,100	100,100
- Other countries	39,100	38,900
Banque PSA Finance	**2,400**	**2,400**
Gefco	**9,000**	**8,800**
Faurecia	**54,500**	**54,400**
Other businesses and holding company	**2,300**	**2,600**
Total PSA Peugeot Citroën	**207,400**	**207,200**
Of which:		
- France	127,400	128,000
- Other countries	80,000	79,200

PSA Peugeot Citroën Group

PRODUCTION BY MODEL

(passenger cars and light commercial vehicles)	June 30, 2005	June 30, 2004
Peugeot Marque		
107	6,200	-
1007	29,000	-
206	349,100	431,700
307	243,500	312,000
405	98,900	80,200
406	900	22,200
407	158,600	45,700
504/Paykan	-	700
607	12,400	9,300
807	15,100	16,900
Expert	17,700	16,900
Partner	75,400	72,800
Boxer	22,900	22,400
Other	300	2,500
Total	**1,030,000**	**1,033,300**
(of which diesel-powered versions)	(531,000)	(480,700)
(of which passenger cars)	(933,600)	(933,400)
(of which light commercial vehicles)	(96,400)	(99,900)
Citroën Marque		
C1	6,200	-
C2	71,300	79,200
C3	146,400	202,800
C4	145,100	-
ZX	44,800	45,900
Xsara	109,900	180,400
Xantia	7,800	6,800
C5	49,800	43,700
C8	13,100	13,600
Dispatch	18,400	15,800
C15	15,200	14,000
Berlingo	96,800	100,300
Relay	24,700	24,000
Other	400	100
Total	**749,900**	**726,600**
(of which diesel-powered versions)	(427,900)	(407,400)
(of which passenger cars)	(636,900)	(616,000)
(of which light commercial vehicles)	(113,000)	(110,600)
Total PSA Peugeot Citroën	**1,779,900**	**1,759,900**
(of which diesel-powered versions)	(958,900)	(888,100)
(of which passenger cars)	(1,570,500)	(1,549,400)
(of which light commercial vehicles)	(209,400)	(210,500)

PSA PEUGEOT CITROËN Group

WORLDWIDE SALES

(passenger cars and light commercial vehicles)	June 30, 2005	June 30, 2004	% change
Western Europe			
France :			
Peugeot	226,800	224,000	1.3
Citroën	178,800	172,100	3.9
PSA Peugeot Citroën	**405,600**	**396,100**	**2.4**
Other Western European countries:			
Peugeot	436,500	466,000	(6.3)
Citroën	402,300	413,200	(2.6)
PSA Peugeot Citroën	**838,800**	**879,200**	**(4.6)**
Total Western Europe			
Peugeot	663,300	690,000	(3.9)
Citroën	581,100	585,300	(0.7)
PSA Peugeot Citroën	**1,244,400**	**1,275,300**	**(2.4)**
Rest of the World			
Central and Eastern Europe:			
Peugeot	62,300	80,700	(22.9)
Citroën	36,400	41,200	(11.5)
PSA Peugeot Citroën	**98,700**	**121,900**	**(19.0)**
Africa:			
Peugeot	29,200	30,300	(3.6)
Citroën	12,200	13,200	(7.6)
PSA Peugeot Citroën	**41,400**	**43,500**	**(4.8)**
The Americas:			
Peugeot	66,500	50,900	30.6
Citroën	23,200	19,300	20.4
PSA Peugeot Citroën	**89,700**	**70,200**	**27.8**
Asia-Pacific:			
Peugeot	195,100	157,400	23.9
Citroën	71,600	61,500	16.4
PSA Peugeot Citroën	**266,700**	**218,900**	**21.8**
Other:			
Peugeot	11,800	11,900	(1.1)
Citroën	1,500	1,700	(9.5)
PSA Peugeot Citroën	**13,300**	**13,600**	**(2.2)**
Total sales, rest of the world			
Peugeot	364,800	331,300	10.1
Citroën	145,000	136,800	6.0
PSA Peugeot Citroën	**509,800**	**468,100**	**8.9**
Total worldwide sales			
Peugeot	1,028,100	1,021,300	0.7
Citroën	726,100	722,100	0.6
Total PSA Peugeot Citroën	**1,754,200**	**1,743,400**	**0.6**

Contents

PSA Peugeot Citroën Group

Interim IFRS Consolidated Financial Statements
Six months ended June 30, 2005

Interim Consolidated Statements of Income

(in millions of euros)	Manufacturing and sales companies	Finance companies	Eliminations	Total
	Six months ended June 30, 2005			
Sales and revenue	**28,325**	**817**	**(136)**	**29,006**
Cost of goods and services sold	(22,514)	(383)	136	(22,761)
Selling, general and administrative expenses	(3,961)	(152)	-	(4,113)
Research and development costs (note 5)	(951)	-	-	(951)
Operating margin	**899**	**282**	**-**	**1,181**
Other income and (expenses), net (note 6)	(115)	-	-	(115)
Interest income, net	198	-	-	198
Finance costs	(237)	-	-	(237)
Profit before tax and share in net earnings of companies at equity	**745**	**282**	**-**	**1,027**
Current taxes	(129)	(96)	-	(225)
Deferred taxes	(60)	(8)	-	(68)
Income tax expense (note 7)	**(189)**	**(104)**	**-**	**(293)**
Share in net earnings of companies at equity (note 10.3)	**(37)**	**-**	**-**	**(37)**
Consolidated profit for the period	**519**	**178**	**-**	**697**
Attributable to equity holders of the parent	504	177	-	681
Attributable to minority interests	15	1	-	16

(in euros)	
Basic earnings per €1 par value share (note 8)	2.95
Diluted earnings per €1 par value share (note 8)	2.94

(in millions of euros)	Six months ended June 30, 2004 Manufacturing and sales companies	Finance companies	Eliminations	Total	Year ended Dec. 31, 2004 Total
Sales and revenue	**27,883**	**795**	**(124)**	**28,554**	**56,105**
Cost of goods and services sold	(21,911)	(383)	124	(22,170)	(43,874)
Selling, general and administrative expenses	(4,021)	(157)	-	(4,178)	(7,837)
Research and development costs (note 5)	(929)	-	-	(929)	(1,860)
Operating margin	**1,022**	**255**	**-**	**1,277**	**2,534**
Other income and (expenses), net (note 6)	10	(1)	-	9	28
Interest income, net	171	-	-	171	319
Finance costs	(198)	-	-	(198)	(389)
Profit before tax and share in net earnings of companies at equity	**1,005**	**254**	**-**	**1,259**	**2,492**
Current taxes	(229)	(60)	-	(289)	(467)
Deferred taxes	(61)	(34)	-	(95)	(323)
Income tax expense (note 7)	**(290)**	**(94)**	**-**	**(384)**	**(790)**
Share in net earnings of companies at equity (note 10.3)	**5**	**-**	**-**	**5**	**13**
Consolidated profit for the period	**720**	**160**	**-**	**880**	**1,715**
Attributable to equity holders of the parent	701	157	-	858	1,681
Attributable to minority interests	19	3	-	22	34

(in euros)	Six months ended June 30, 2004	Year ended Dec. 31, 2004
Basic earnings per €1 par value share (note 8)	3.61	7.12
Diluted earnings per €1 par value share (note 8)	3.60	7.11

Interim Consolidated Balance Sheets - Assets

(in millions of euros)	June 30, 2005 Manufacturing and sales companies	Finance companies	Eliminations	Total
Goodwill	1,806	75	-	1,881
Intangible assets	3,441	71	-	3,512
Property, plant and equipment	14,673	49	-	14,722
Investments in companies at equity (note 10)	600	-	-	600
Investments in non-consolidated companies	50	2	-	52
Other non-current financial assets (note 11)	2,387	46	-	2,433
Other non-current assets	93	-	-	93
Deferred tax assets	662	82	-	744
Total non-current assets	**23,712**	**325**	**-**	**24,037**
Current assets				
Loans and receivables – finance companies (note 12)	-	21,862	(270)	21,592
Short-term investments – finance companies	-	2,685	-	2,685
Inventories	7,138	-	-	7,138
Trade receivables – manufacturing and sales companies	4,030	-	(216)	3,814
Current taxes	111	26	(7)	130
Other receivables (note 14)	1,955	676	(59)	2,572
	13,234	**25,249**	**(552)**	**37,931**
Current financial assets	**828**	**-**	**-**	**828**
Cash and cash equivalents	**5,063**	**763**	**(353)**	**5,473**
Total current assets	**19,125**	**26,012**	**(905)**	**44,232**
Total assets	**42,837**	**26,337**	**(905)**	**68,269**

Interim Consolidated Balance Sheets - Equity and Liabilities

(in millions of euros)	June 30, 2005 Manufacturing and sales companies	Finance companies	Eliminations	Total
Share capital				243
Treasury stock				(593)
Retained earnings and other accumulated equity, excluding minority interests				13,630
Minority interests				591
Total equity				**13,871**
Non-current financial liabilities (note 15)	3,827	-	-	3,827
Other non-current liabilities	2,609	1	-	2,610
Deferred tax liabilities	2,038	295	-	2,333
Non-current provisions (note 16)	1,584	17	-	1,601
Total non-current liabilities	**10,058**	**313**	**-**	**10,371**
Current liabilities				
Financing liabilities	-	22,703	(353)	22,350
Current provisions (note 16)	1,540	51	-	1,591
Trade payables	11,515	-	(28)	11,487
Current tax payable	133	75	(7)	201
Other payables (note 14)	4,603	979	(275)	5,307
	17,791	**23,808**	**(663)**	**40,936**
Current financial liabilities (note 15)	**3,333**	**-**	**(242)**	**3,091**
Total current liabilities	**21,124**	**23,808**	**(905)**	**44,027**
Total equity and liabilities				**68,269**

	June 30, 2004				December 31, 2004			
	Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
	1,768	75	-	1,843	1,795	75	-	1,870
	3,206	47	-	3,253	3,292	62	-	3,354
	14,235	51	-	14,286	14,342	50	-	14,392
	550	-	-	550	614	-	-	614
	70	3	-	73	65	1		66
	999	48	-	1,047	2,329	49	-	2,378
	93	1	-	94	96	2	-	98
	563	37	-	600	524	30	-	554
	21,484	**262**	**-**	**21,746**	**23,057**	**269**	**-**	**23,326**
	-	20,571	(203)	20,368	-	21,244	(199)	21,045
	-	2,579	-	2,579	-	2,717	-	2,717
	6,287	-	-	6,287	6,546	-	-	6,546
	4,442	-	(262)	4,180	3,393	-	(242)	3,151
	79	38	(8)	109	110	35	(17)	128
	2,108	689	(76)	2,721	1,756	655	(49)	2,362
	12,916	**23,877**	**(549)**	**36,244**	**11,805**	**24,651**	**(507)**	**35,949**
	1,171	**-**	**-**	**1,171**	**712**	**-**	**-**	**712**
	5,700	**745**	**(330)**	**6,115**	**5,158**	**610**	**(205)**	**5,563**
	19,787	**24,622**	**(879)**	**43,530**	**17,675**	**25,261**	**(712)**	**42,224**
	41,271	**24,884**	**(879)**	**65,276**	**40,732**	**25,530**	**(712)**	**65,550**

	June 30, 2004				December 31, 2004			
	Manufacturing and sales companies	Finance companies	Eliminations	Total	Manufacturing and sales companies	Finance companies	Eliminations	Total
				243				243
				(260)				(433)
				12,367				13,113
				583				585
				12,933				**13,508**
	3,944	-	-	3,944	3,791	-	-	3,791
	2,844	62	-	2,906	2,538	7	-	2,545
	1,723	215	-	1,938	1,880	237	-	2,117
	1,702	19	-	1,721	1,634	19	-	1,653
	10,213	**296**	**-**	**10,509**	**9,843**	**263**	**-**	**10,106**
	-	21,453	(330)	21,123	-	22,070	(205)	21,865
	1,456	53	-	1,509	1,384	54	-	1,438
	11,004	-	(10)	10,994	10,773	-	(41)	10,732
	149	40	(8)	181	114	39	(17)	136
	4,628	1,078	(337)	5,369	4,165	988	(291)	4,862
	17,237	**22,624**	**(685)**	**39,176**	**16,436**	**23,151**	**(554)**	**39,033**
	2,852	**-**	**(194)**	**2,658**	**3,061**	**-**	**(158)**	**2,903**
	20,089	**22,624**	**(879)**	**41,834**	**19,497**	**23,151**	**(712)**	**41,936**
				65,276				**65,550**

Interim Consolidated Statements of Cash Flows

(in millions of euros)	Six months ended June 30, 2005 Manufacturing and sales companies	Finance companies	Eliminations	Total
Consolidated profit	**519**	**178**	**-**	**697**
Adjustments for:				
- Depreciation and amortization	1,597	6	-	1,603
- Provisions	(60)	(2)	-	(62)
- Change in deferred tax	69	4	-	73
- (Gains) losses on disposals and other	55	-	-	55
Revaluation adjustments taken to equity and hedges of debt	34	11	-	45
Dividends received from companies at equity	4	-	-	4
Working capital provided by operations	**2,218**	**197**	**-**	**2,415**
Changes in operating assets and liabilities (note 13)	(104)	214	(60)	50
Net cash from (used in) operating activities	**2,114**	**411**	**(60)**	**2,465**
Proceeds from disposals of investments in non-consolidated companies	20	-	-	20
Proceeds from disposals of shares in consolidated companies	5	-	-	5
Acquisitions of shares in consolidated companies	-	-	-	-
Investments in non-consolidated companies	(4)	(1)	-	(5)
Proceeds from disposals of property, plant and equipment	21	5	-	26
Proceeds from disposals of intangible assets	1	-	-	1
Purchases of property, plant and equipment	(1,326)	(7)	-	(1,333)
Purchases of intangible assets	(468)	(11)	-	(479)
Effect of changes in scope of consolidation and other	(98)	-	-	(98)
Net cash used in investing activities	**(1,849)**	**(14)**	**-**	**(1,863)**
Dividends paid:				
- To Peugeot S.A. shareholders	(310)	-	-	(310)
- Intragroup	96	(96)	-	-
- To minority shareholders of subsidiaries	(16)	(5)	-	(21)
Purchases of treasury stock	(160)	-	-	(160)
Changes in other financial assets and liabilities	7	(150)	(84)	(227)
Other	-	-	-	-
Net cash from (used in) financing activities	**(383)**	**(251)**	**(84)**	**(718)**
Effect of changes in exchange rates	23	7	(4)	26
Net increase (decrease) in cash and cash equivalents	**(95)**	**153**	**(148)**	**(90)**
Cash and cash equivalents at beginning of period	5,158	610	(205)	5,563
Cash and cash equivalents at end of period	**5,063**	**763**	**(353)**	**5,473**

(in millions of euros)	Six months ended June 30, 2004 Manufacturing and sales companies	Finance companies	Eliminations	Total	Year ended Dec. 31, 2004 Total
Consolidated profit for the period	**720**	**160**	**-**	**880**	**1,715**
Adjustments for:					
- Depreciation and amortization	1,553	10	-	1,563	3,132
- Provisions	(187)	1	-	(186)	(263)
- Changes in deferred tax	82	35	-	117	319
- (Gains) losses on disposals and other	(79)	-	-	(79)	(197)
Revaluation adjustments taken to equity and hedges of debt	(31)	9	-	(22)	(34)
Dividends received from companies at equity	6	-	-	6	6
Working capital provided by operations	**2,064**	**215**	**-**	**2,279**	**4,678**
Changes in operating assets and liabilities (note 13)	683	(231)	(50)	402	637
Net cash from (used in) operating activities	**2,747**	**(16)**	**(50)**	**2,681**	**5,315**
Proceeds from disposals of investments in non-consolidated companies	2	-	-	2	2
Proceeds from disposals of shares in consolidated companies	-	-	-	-	28
Acquisitions of shares in consolidated companies	-	-	-	-	(166)
Investments in non-consolidated companies	(36)	(3)	-	(39)	(12)
Proceeds from disposals of property, plant and equipment	24	3	-	27	43
Proceeds from disposals of intangible assets	1	22	-	23	3
Purchases of property, plant and equipment	(1,255)	(6)	-	(1,261)	(2,804)
Purchases of intangible assets	(506)	(32)	-	(538)	(1,016)
Effect of changes in scope of consolidation and other	(47)	5	-	(42)	(73)
Net cash used in investing activities	**(1,817)**	**(11)**	**-**	**(1,828)**	**(3,995)**
Dividends paid:					
- To Peugeot S.A. shareholders	(320)	-	-	(320)	(321)
- Intragroupe	8	(8)	-	-	-
- To minority shareholders of subsidiaries	(11)	(30)	-	(41)	(39)
Purchases of treasury stock	(109)	-	-	(109)	(282)
Changes in other financial assets and liabilities	102	6	(72)	36	(803)
Other	-	-	-	-	(5)
Net cash used in financing activities	**(330)**	**(32)**	**(72)**	**(434)**	**(1,450)**
Effect of changes in exchange rates	18	-	(3)	15	12
Net increase (decrease) in cash and cash equivalents	**618**	**(59)**	**(125)**	**434**	**(118)**
Cash and cash equivalents at beginning of period	5,082	804	(205)	5,681	5,681
Cash and cash equivalents at end of period	**5,700**	**745**	**(330)**	**6,115**	**5,563**

Interim Consolidated Statements of Changes in Equity

					Retained earnings	Retained	Other accumulated equity,		
					and other	earnings,	excluding minority interests		
			accumulatedexcluding		Cash	Available			
		Minority	Share	Treasury	equity excluding	minority	flow	for-sales	Translation
(in millions of euros)	Equity	interests	capital	stock	minority interests	interests	hedges	securities	adjustment
At January 1, 2004	**12,599**	**599**	**243**	**(151)**	**11,908**	**11,608**	**48**	**252**	**-**
Consolidated profit for first-half 2004	880	22	-	-	858	858	-	-	-
Revaluations taken to profit or loss	(103)	-	-	-	(103)	-	(25)	(78)	-
Revaluations taken to equity	27	5	-	-	22	-	(11)	9	24
Stock options	3	-	-	-	3	3	-	-	-
Effect of changes in scope of consolidation	(4)	(4)	-	-	-	-	-	-	-
Treasury stock	(109)	-	-	(109)	-	-	-	-	-
Dividends paid (€1.35 per €1 par value share)	(360)	(39)	-	-	(321)	(321)	-	-	-
At June 30, 2004	**12,933**	**583**	**243**	**(260)**	**12,367**	**12,148**	**12**	**183**	**24**
Consolidated profit for second-half 2004	835	12	-	-	823	823	-	-	-
Revaluations taken to profit or loss	(81)	-	-	-	(81)	-	(14)	(67)	-
Revaluations taken to equity	(5)	(5)	-	-	-	-	30	10	(40)
Stock options	4	-	-	-	4	4	-	-	-
Effect of changes in scope of consolidation	(5)	(5)	-	-	-	-	-	-	-
Treasury stock	(173)	-	-	(173)	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-
At December 31, 2004	**13,508**	**585**	**243**	**(433)**	**13,113**	**12,975**	**28**	**126**	**(16)**
Consolidated profit for first-half 2005	697	16	-	-	681	681	-	-	-
Revaluations taken to profit or loss	(6)	-	-	-	(6)	-	(25)	19	-
Revaluations taken to equity	159	14	-	-	145	-	-	1	144
Stock options	7	-	-	-	7	7	-	-	-
Effect of changes in scope of consolidation	(3)	(3)	-	-	-	-	-	-	-
Treasury stock	(160)	-	-	(160)	-	-	-	-	-
Dividends paid (€1.35 per €1 par value share)	(331)	(21)	-	-	(310)	(310)	-	-	-
At June 30, 2005	**13,871**	**591**	**243**	**593**	**13,630**	**13,353**	**3**	**146**	**128**

Notes to the Interim Consolidated Financial Statements
for the six months ended June 30, 2005

Note 1 - Accounting policies

The interim consolidated financial statements of the PSA Peugeot Citroën Group have been prepared in accordance with the standards and interpretations issued by the International Accounting Standards Board (IASB), applicable as from December 31, 2005 and as published at June 30, 2005.

In particular, the interim consolidated financial statements comply with IAS 39 – Financial Instruments: Recognition and Measurement. It should be noted that the Group is not affected by any requirements of this standard currently being reviewed by the European Commission.

The interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

The accounting policies used to prepare the interim consolidated financial statements for the six months ended June 30, 2005 are the same as those described in the consolidated financial statements at December 31, 2004, prepared in accordance with IFRS.

The principles applied to prepare the opening IFRS balance sheet at January 1, 2004 and the differences compared with French generally accepted accounting principles (French GAAP) applied previously, including full details of their impact on the opening and closing balance sheets and on 2004 results, are described in the 2004 IFRS consolidated financial statements. Only a limited number of reclassifications have been made, and these are detailed in note 2.5 below.

As the 2005 annual consolidated financial statements and the comparative information for 2004 included therein will be approved on the basis of the accounting principles applicable at December 31, 2005, the data for December 31, 2004 and June 30, 2005 presented in this report may be subject to modification in line with any changes in International Financial Reporting Standards and the related interpretations, as endorsed by the European Commission.

The interim consolidated financial statements and notes for the six months ended June 30, 2005, were approved by the Managing Board of Peugeot S.A. on July 22, 2005.

Note 2 - Impacts of the first-time adoption of IFRS

The principles underpinning the Group's first-time adoption of IFRS are described in the 2004 IFRS consolidated financial statements.

The letters shown in the reconciliation tables below refer back to section 2.7 of note 2 to the 2004 IFRS consolidated financial statements, which provides a detailed description of all such IFRS-related impacts.

A. Under IFRS, development expenditure is capitalized, whereas it is included in operating expense under French GAAP.

B. Cumulative actuarial gains and losses relating to pension obligations that existed at January 1, 2004 have been recognized as a deduction from equity. Accordingly, the statement of income no longer includes any amortization of these actuarial gains and losses.

C. In accordance with IFRS, vehicle sales with a buyback commitment are no longer accounted for as sales, but as operating leases, whatever the duration of the related commitment. Under French GAAP, only new vehicle sales with a buyback commitment expiring within a maximum of three years were accounted for operating leases.

D. The statement of income no longer includes amortization charges relating to goodwill (D1), although Sommer Allibert contractual customer relationships are amortized (D2).

E. Borrowing costs and incidental expenses that do not meet the definition of directly attributable costs are no longer included in the cost of property, plant and equipment. Investment grants are also deducted from the carrying value of the related assets. Certain leases previously accounted for as operating leases, are now treated as finance leases.

F. Treasury stock is recorded as a deduction from equity, including shares held in connection with stock option plans.

G. Available-for-sale financial assets are remeasured at fair value, with the adjustment taken to equity.

H. Currency options used by the Group to hedge future cash flows are recognized in the balance sheet at their fair value. Changes in the intrinsic value (effective portion) of hedging instruments designated as cash flow hedges are recognized in equity. Changes in the ineffective portion of the hedge are taken to income.

I. The following items are remeasured at fair value through profit or loss:
- derivative instruments;
- the portion of Banque PSA Finance receivables hedged by interest rate swaps;
- fixed-income securities hedged by interest rate swaps and accounted for using the fair value option;
- the portion of debt hedged by interest rate swaps.

In view of the Group's hedging policies, the impact on profit of recognizing derivatives at fair value is not material.

J. The amortization (by the yield-to-maturity method) of direct acquisition costs relating to finance receivables is recognized in sales and revenue.

K. Securitizations:
- Banque PSA Finance: the compartments of securitization vehicles (FCCs) are consolidated. As a result, the finance receivables sold are once again recognized as assets, together with the compartments' cash reserves, while FCC preferred and subordinated shares are recognized as liabilities. The guarantee deposits are eliminated in consolidation. Revenues relating to receivables held by the compartments of consolidated securitization vehicles are recognized in sales and revenue.
- Faurecia: securitized receivables are brought back on to the balance sheet, with a corresponding adjustment to debt, net of the guarantee deposit.

L. Stock options are measured at fair value on the grant date and recognized in payroll costs, with a corresponding adjustment to equity, over the option vesting period.

M. The book value of investments in companies at equity is adjusted for capitalized development expenditure and the recognition as expenses of costs not directly attributable to property, plant and equipment.

N. Deferred taxes on Argentinean investments are reclassified under deferred tax liabilities in accordance with IFRS. This item is recorded under "Cumulative translation adjustment" in the French GAAP accounts.

The impacts of the first-time adoption of IFRS are set out below.

2.1. RECONCILIATION OF INTERIM PROFIT FOR THE PERIOD ENDED JUNE 30, 2004

(in millions of euros)	Sales and revenue	Operating margin	Net profit	Attributable to equity holders of the parent	Attributable to minority interests
Profit under CRC 99-02	**28,942**	**1,068**	**696**	**681**	**15**
A - Automobile Division development costs	-	161	161	161	-
A - Faurecia development costs	-	4	4	3	1
B - Pension obligations - Cumulative actuarial gains and losses	-	64	41	40	1
C - Vehicle sales with a buyback commitment	(322)	17	17	17	-
D1 - Goodwill amortization	-	-	62	46	16
D2 - Sommer Allibert contractual customer relationships	-	(60)	(60)	(43)	(17)
E - Property, plant and equipment	-	23	2	-	2
H - Foreign currency hedges	-	(6)	(2)	(2)	-
I - Interest rate hedges	-	3	10	9	1
J - Amortized cost	(135)	-	-	-	-
K - Banque PSA Finance securitization	69	-	-	-	-
L - Stock options	-	(3)	(3)	(3)	-
M - Share in net earnings of companies at equity	-	-	9	9	-
Other	-	6	6	6	-
Deferred taxes	-	-	(63)	(66)	3
Profit under IAS/IFRS	**28,554**	**1,277**	**880**	**858**	**22**

2.2. RECONCILIATION OF EQUITY AT JUNE 30, 2004

(in millions of euros)	Total	Attributable to equity holders of the parent	Attributable to minority interests
Equity under CRC 99-02	**12,826**	**12,162**	**664**
Effect of changes in accounting methods	**52**	**52**	**-**
Adjusted equity under CRC 99-02	**12,878**	**12,214**	**664**
A - Development costs	2,483	2,482	1
B - Pension obligations – Cumulative actuarial gains and losses	(1,211)	(1,188)	(23)
C - Vehicle sales with a buyback commitment	(380)	(380)	-
D - Goodwill and Sommer Allibert contractual customer relationships	(96)	(48)	(48)
E - Property, plant and equipment	(264)	(266)	2
F - Treasury stock	(149)	(145)	(4)
G - Available-for-sale financial assets	227	227	-
H - Foreign currency hedges	(12)	(12)	-
I - Interest rate hedges	13	15	(2)
M - Investments in companies at equity	7	7	-
N - Deferred tax liabilities on Argentinean investments	(153)	(153)	-
Other	(12)	(13)	1
Translation adjustments	(24)	(24)	-
Deferred taxes	(374)	(366)	(8)
Equity under IAS/IFRS	**12,933**	**12,350**	**583**

2.3. RECONCILIATION OF THE NET FINANCIAL POSITION AT JUNE 30, 2004 – MANUFACTURING AND SALES COMPANIES

(in millions of euros)	
Financial assets and liabilities with manufacturing and sales companies under CRC 99-02	**1,084**
E - Property, plant and equipment – finance leases	(96)
F - Treasury stock	(149)
G - Available-for-sale financial assets	245
I - Interest rate hedges	(28)
K - Faurecia securitization	10
Other	8
Financial assets and liabilities with manufacturing and sales companies under IAS/IFRS	**1,074**

2.4. IMPACT ON THE CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2004

A. Impact on working capital provided by operations – manufacturing and sales companies

(in millions of euros)	
Working capital provided by operations under CRC 99-02	**1,823**
Impact on profit	178
Depreciation and amortization	
A - Automobile Division development costs	199
A - Faurecia development costs	58
B - Pension obligations	(42)
D1 - Goodwill	(64)
D2 - Sommer Allibert contractual customer relationships	60
E - Property, plant and equipment	(38)
Change in deferred taxes	57
Reclassification of short-term provisions	(108)
Other	(59)
Working capital provided by operations under IAS/IFRS	**2,064**

B. Impact on cash flows used in investing activities – manufacturing and sales companies

(in millions of euros)	
Net cash used in investing activities under CRC 99-02	**(1,469)**
A - Automobile Division development costs	(357)
A - Faurecia development costs	(104)
C - Vehicle sales with a buyback commitment	(18)
E - Property, plant and equipment	26
Other	105
Net cash used in investing activities under IAS/IFRS	**(1,817)**

2.5. ADJUSTMENTS TO THE REPORTED IFRS FINANCIAL STATEMENTS FOR 2004

The classification of certain items has changed since the reported IFRS consolidated financial statements for 2004, although these adjustments do not have a material impact on key financial indicators.

Statement of income

Net charges to allowances for credit losses relating to Banque PSA Finance, which were previously included in "Selling, general and administrative expenses", have been reclassified to the "Cost of goods and services sold" line. This item represented €71 million in 2004.

To ensure consistency between the net financial position, and the "Finance costs" and "Interest income" lines, several items were reclassified between these captions and "Other income and (expenses), net". The main reclassification concerns interest costs on the employee profit-sharing fund, which were reclassified from "Other income and expenses, net" to "Finance costs" in an amount of €10 million.

Balance sheet

Customer guarantee deposits relating to the leasing operations of Banque PSA Finance, previously included in "Other payables", have been recorded as a deduction from assets under "Finance receivables". At end-2004, these items amounted to €111 million.

The "Provisions" line has been split into "Non-current provisions" and "Current provisions" (see note 16):

- "Non-current provisions" mainly include the provision for pension obligations, the provision for early termination and the provision for end-of-life vehicles.
- "Current provisions" mainly comprise the provision for warranty costs, employee-related provisions (excluding pension obligations), provisions for claims and litigation and restructuring costs.

Statement of cash flows

The current/non-current breakdown of provisions has a positive impact of €27 million on "Working capital provided by operations" and a negative impact for the same amount on "Changes in operating assets and liabilities".

In 2004 a portion of changes in financing liabilities relating to Banque PSA Finance was shown in "Changes in other financial assets and liabilities". For consistency with the "Financing liabilities" line carried in the balance sheet, the corresponding amounts were reclassified to "Changes in operating assets and liabilities", in an amount of €194 million for 2004.

Changes in Faurecia development costs have been reclassified, leading to a positive impact of €8 million on "Working capital provided by operations", a positive impact of €78 million on "Changes in operating assets and liabilities" and a negative impact of €86 million on "Capital expenditure".

Financial data of companies at equity

The definition of capital employed applicable to fully consolidated companies has been extended to companies at equity:

- Capital employed now includes provisions charged to the income statement below operating margin and deferred taxes, leading to a negative impact of €65 million.
- Net financial position now includes other long-term debt, leading to a negative impact of €22 million.

Note 3 - Scope of consolidation

3.1. NUMBER OF CONSOLIDATED COMPANIES

A. At period-end

	June 30, 2005	Dec. 31, 2004
Subsidiaries		
Manufacturing and sales companies	311	307
Finance companies	33	33
	344	**340**
Companies at equity		
Manufacturing and sales companies	32	31
	32	**31**
Consolidated companies at end of period	**376**	**371**

B. Changes during the period

	June 30, 2005
Consolidated companies at beginning of period	**371**
Newly consolidated companies	
- Automobile importer	1
- Automobile dealers	2
- Transportation and logistics companies	4
- Other sales company	1
Deconsolidated companies	(2)
Merged companies and other	(1)
Consolidated companies at end of period	**376**

3.2. MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN FIRST-HALF 2005

Sale of Panhard

The Group sold its stake in Société de Construction Mécaniques Panhard et Levassor (Panhard) to the Auverland group.

Panhard, a wholly-owned subsidiary of Peugeot SA, designs and manufactures light-armored vehicles and is a major supplier to the French army, as well as to 45 other armies worldwide. At year-end 2004, Panhard had a total of 261 employees, and reported sales of €67.5 million for full-year 2004, of which €37.3 million was generated in the six months to June 30, 2004.

Panhard was deconsolidated on January 1, 2005.

3.3. IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION ON CONSOLIDATED DATA

The impact of changes in the scope of consolidation on consolidated data is not material.

3.4. IMPACT OF INTERNAL REORGANIZATION ON SEGMENT INFORMATION

Peugeot Citroën Moteurs

In 2005 Peugeot Citroën Moteurs, whose principal business concerns the sale of engines to customers outside the Group, was transferred from the "Other" segment to the "Automobile" segment. This transfer did not have a material impact on the "Automobile" segment.

Mécanique & Environnement

In November 2004 Faurecia sold Mécanique & Environnement to Peugeot Citroën Automobiles. The principal business of Mécanique & Environnement concerns the renovation of automobile parts within the scope of standard exchange agreements.

Accordingly, the company was transferred from the "Automotive Equipment" segment to the "Automobile" segment. This transfer did not have a material impact on segment information.

Note 4 - Segment information

In accordance with IAS 14 – Segment Information, the Group's primary reporting format is organized by business segment, in line with its organizational and management structure.

Business segments are detailed in the notes to the 2004 consolidated financial statements.

4.1. SIX MONTHS ENDED JUNE 30, 2005

(in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Finance	Eliminations	Total
Sales and revenue, net							
- to third parties	23,305	4,298	571	151	681	-	29,006
- intragroup, intersegment	70	1,315	947	221	136	(2,689)	-
Total	**23,375**	**5,613**	**1,518**	**372**	**817**	**(2,689)**	**29,006**
Operating margin	**650**	**160**	**80**	**6**	**282**	**3**	**1,181**
Segment profit (loss)	**631**	**98**	**81**	**(13)**	**282**	**3**	**1,082**
Share in net earnings (losses) of companies at equity	(42)	5	-	-	-	-	(37)
Other financial income and (expense), net	-	-	-	-	-	-	(16)
Interest income (expense), net	-	-	-	-	-	-	(39)
Income taxes	-	-	-	-	-	-	(293)
Profit							**697**
Segment assets	**25,707**	**7,169**	**1,181**	**414**	**25,464**	**(1,880)**	**58,055**
Investments in companies at equity	565	33	2	-	-	-	600
Investments in non-consolidated companies	-	-	-	-	-	-	52
Financial assets	-	-	-	-	-	-	8,688
Tax assets	-	-	-	-	-	-	874
Total segment assets							**68,269**
Segment equity and liabilities	**18,516**	**3,459**	**724**	**489**	**23,751**	**(1,991)**	**44,948**
Long-term debt	-	-	-	-	-	-	6,916
Tax liabilities	-	-	-	-	-	-	2,534
Equity	-	-	-	-	-	-	13,871
Total segment equity and liabilities							**68,269**
Purchases of property, plant and equipment and intangible assets	**1,427**	**329**	**27**	**11**	**18**	**-**	**1,812**
Depreciation and amortization	**1,327**	**240**	**22**	**8**	**6**	**-**	**1,603**
Capital employed	**6,627**	**3,791**	**454**	**(335)**	**2,216**	**111**	**12,864**

4.2. SIX MONTHS ENDED JUNE 30, 2004

(in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Finance	Eliminations	Total
Sales and revenue, net							
- to third parties	22,840	4,209	537	296	672	-	28,554
- intragroup, intersegment	126	1,311	932	157	123	(2,649)	-
Total	**22,966**	**5,520**	**1,469**	**453**	**795**	**(2,649)**	**28,554**
Operating margin	**770**	**163**	**81**	**9**	**255**	**(1)**	**1,277**
Segment profit	**766**	**135**	**81**	**9**	**254**	**(1)**	**1,244**
Share in net earnings (losses) of companies at equity	6	(1)	-	-	-	-	5
Other financial income and (expenses), net	-	-	-	-	-	-	42
Interest income (expense), net	-	-	-	-	-	-	(27)
Income taxes	-	-	-	-	-	-	(384)
Profit							**880**
Segment assets	**24,728**	**7,087**	**1,118**	**492**	**24,061**	**(1,828)**	**55,658**
Investments in companies at equity	519	31	-	-	-	-	550
Investments in non-consolidated companies	-	-	-	-	-	-	73
Financial assets	-	-	-	-	-	-	8,286
Tax assets	-	-	-	-	-	-	709
Total segment assets							**65,276**
Segment equity and liabilities	**18,403**	**3,339**	**672**	**508**	**22,665**	**(1,964)**	**43,623**
Long-term debt	-	-	-	-	-	-	6,601
Tax liabilities	-	-	-	-	-	-	2,119
Equity	-	-	-	-	-	-	12,933
Total segment equity and liabilities							**65,276**
Purchases of property, plant and equipment and intangible assets	**1,416**	**300**	**37**	**8**	**38**	**-**	**1,799**
Depreciation and amortization	**1,210**	**301**	**30**	**12**	**10**	**-**	**1,563**
Capital employed	**5,958**	**3,826**	**455**	**(344)**	**1,964**	**136**	**11,995**

4.3. YEAR ENDED DECEMBER 31, 2004

(in millions of euros)	Automobile	Automotive Equipment	Transportation and Logistics	Other	Finance	Eliminations	Total
Sales and revenue, net							
- to third parties	44,999	8,157	1,064	525	1,360	-	56,105
- intragroup, intersegment	240	2,562	1,830	374	241	(5,247)	-
Total	**45,239**	**10,719**	**2,894**	**899**	**1,601**	**(5,247)**	**56,105**
Operating margin	**1,551**	**283**	**158**	**26**	**523**	**(7)**	**2,534**
Segment profit	**1,558**	**222**	**154**	**13**	**519**	**(7)**	**2,458**
Share in net earnings of companies at equity	5	8	-	-	-	-	13
Other financial income and (expense), net	-	-	-	-	-	-	104
Interest income (expense), net	-	-	-	-	-	-	(70)
Income taxes	-	-	-	-	-	-	(790)
Profit							**1,715**
Segment assets	**24,456**	**6,571**	**1,120**	**514**	**24,854**	**(1,931)**	**55,584**
Investments in companies at equity	581	33	-	-	-	-	614
Investments in non-consolidated companies	-	-	-	-	-	-	66
Financial assets	-	-	-	-	-	-	8,604
Tax assets	-	-	-	-	-	-	682
Total segment assets							**65,550**
Segment equity and liabilities	**17,688**	**2,996**	**654**	**596**	**23,138**	**(1,977)**	**43,095**
Long-term debt	-	-	-	-	-	-	6,694
Tax liabilities	-	-	-	-	-	-	2,253
Equity	-	-	-	-	-	-	13,508
Total segment equity and liabilities							**65,550**
Purchases of property, plant and equipment and intangible assets	**3,129**	**552**	**91**	**15**	**36**	**-**	**3,823**
Depreciation and amortization	**2,406**	**631**	**55**	**28**	**12**	**-**	**3,132**
Capital employed	**6,279**	**3,655**	**476**	**(364)**	**2,116**	**46**	**12,208**

Note 5 - Research and development expenditure

5.1. IMPACT ON THE STATEMENT OF INCOME

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Total expenditure	(1,071)	(1,094)	(2,118)
Capitalized development expenditure	437	422	826
Non-capitalized expenditure	**(634)**	**(672)**	**(1,292)**
Amortization of capitalized development expenditure	(317)	(257)	(568)
Total	**(951)**	**(929)**	**(1,860)**

5.2. IMPACT ON THE STATEMENT OF CASH FLOWS

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Impact on profit	120	165	258
Impact on depreciation and amortization	317	257	568
Impact on working capital provided by operations	**437**	**422**	**826**
Impact on net cash used in investing activities	**(437)**	**(422)**	**(826)**
Total	**0**	**0**	**0**

Note 6 - Other income and (expenses), net

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Restructuring costs	(102)	(35)	(92)
Gains on disposals of property	2	1	6
Interest cost on pension obligations	(94)	(97)	(184)
Expected return on external pension funds	83	76	149
Other financial income and (expense)	3	(39)	(7)
Change in the ineffective portion of foreign currency options designated as hedges	(39)	2	(28)
Net gains on disposals of available-for-sale securities and investments in non-consolidated companies	30	99	188
Other	2	2	(4)
Total	**(115)**	**9**	**28**

In 2005 restructuring costs include costs relating to Faurecia (€62 million), and the costs of phasing out the third team at the Ryton plant (€27 million).

Gains on disposals of investments in 2004 mainly relate to sales of available-for-sale securities. In 2005 gains on disposals reflect the gains realized on the sale of Panhard, for an amount of €9 million.

Note 7 - Income taxes

7.1. TAX PROOF

Income taxes for the period are calculated on the basis of pre-tax profit by tax jurisdiction, multiplied by the estimated effective rate of tax for the full year.

The following table reconciles the statutory tax rate in France to the estimated rate of tax payable by the Group for the first half of 2005:

(in percent)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Tax at the French statutory income tax rate for the period	**(34.9)**	**(35.4)**	**(35.4)**
Change in French tax rate	2.6	-	0.6
Permanent differences	0.2	(0.2)	(0.2)
Income taxable at reduced rates (France)	1.2	1.8	2.0
Tax credits	1.7	1.1	1.0
Effect of differences in foreign tax rates and other	2.7	2.9	1.6
Unrecognized or written-down deferred tax assets	(2.0)	(0.7)	(1.3)
Effective tax rate	**(28.5)**	**(30.5)**	**(31.7)**

The change in the statutory tax rate in France reflects the amendments passed in 2004 for fiscal year 2006, namely, the elimination of the additional 1.5% tax surcharge and the reduction of the tax on long-term capital gains arising on sales of securities, from 15% to 8%.

7.2. DEFERRED TAX ASSETS ON TAX LOSSES

(in millions of euros)	Opening balance	Tax loss carryforwards generated	Utilization of tax loss carryforwards	Other movements	Closing balance
Deferred tax assets on tax loss carryforwards	458	37	(25)	(14)	456
Unrecognized at inception	(231)	(18)	N/A	14	(235)
Valuation allowance	(62)	N/A	N/A	(10)	(72)
Total	**165**	**19**	**(25)**	**(10)**	**149**

Note 8 - Earnings per share

Earnings per share are calculated on the basis of the weighted average number of shares outstanding during the period.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock.

The dilutive effect of stock options is calculated using the "treasury stock" method, as follows:

(number of shares)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Average number of €1 par value shares outstanding	230,984,231	237,769,495	236,093,169
Effect of dilutive potential ordinary shares (stock options), calculated using the "treasury stock" method	418,167	310,254	336,191
Diluted weighted average number of shares	**231,402,398**	**238,079,749**	**236,429,360**

Note 9 - Share buyback programs

		Transactions		
(in number of shares)	Authorizations	June 30, 2005	June 30, 2004	Dec. 31, 2004
Opening balance		**10,230,439**	**4,086,884**	**4,086,884**
Shares bought back				
AGM of May 28, 2003	25,000,000	-	1,615,000	1,615,000
AGM of May 26, 2004	24,000,000	2,957,895	915,000	4,680,002
AGM of May 25, 2005	24,000,000	421,002		
Shares canceled				
AGM of May 25, 2005	10% of share capital	-	-	-
Shares sold				
On exercise of stock options		(92,378)	(63,200)	(151,447)
Closing balance		**13,516,958**	**6,553,684**	**10,230,439**
Shares held for allocation on exercise of stock options		4,523,375	3,700,000	4,615,753
Shares held for cancellation		8,993,583	2,853,684	5,614,686

Note 10 - Investments in companies at equity

Most companies accounted for by the equity method are manufacturing and sales companies that produce automotive parts and components or complete vehicles.

10.1. CHANGES IN THE CARRYING VALUE OF INVESTMENTS IN COMPANIES AT EQUITY

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Opening balance	**614**	**548**	**548**
Dividends and profit transfers	(4)	(6)	(6)
Share of net earnings	(37)	5	13
Newly consolidated companies			
- Stafim	-	5	5
- Gefco China	2	-	-
Buyout of minority interests in Dongfeng Peugeot Citroën Automobile	-	-	79
Acquisitions	-	-	3
Disposals	-	(10)	(20)
Translation adjustment	25	8	(8)
Closing balance	**600**	**550**	**614**

10.2. SHARE IN NET ASSETS

(in millions of euros)	Latest % interest	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Renault cooperation agreement				
Française de Mécanique	50%	65	75	68
Société de Transmissions Automatiques	20%	3	3	3
Fiat cooperation agreement				
Sevelnord	50%	71	53	63
Gisevel	50%	10	9	11
Sevelind	50%	(5)	(29)	(19)
Sevel SpA	50%	109	106	111
Toyota cooperation agreements				
Toyota Peugeot Citroën Automobiles	50%	121	136	142
Dongfeng Peugeot Citroën Automobile	50%	183	158	194
Other				
Siemens Automotiv Hydraulics	48%	2	3	3
Stafim	34%	6	5	5
Gefco Tunisia	50%	-	-	-
Gefco China	50%	2	-	-
Faurecia group companies		33	31	33
Total		**600**	**550**	**614**

10.3. SHARE IN NET EARNINGS

(in millions of euros)	Latest % interest	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Renault cooperation agreement				
Française de Mécanique	50%	(3)	3	(4)
Société de Transmissions Automatiques	20%	-	-	-
Fiat cooperation agreement				
Sevelnord	50%	8	6	16
Gisevel	50%	(1)	1	3
Sevelind	50%	14	12	22
Sevel SpA	50%	(2)	-	5
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	(22)	(11)	(11)
Dongfeng Peugeot Citroën Automobile	50%	(35)	(5)	(26)
Other				
Siemens Automotiv Hydraulics	48%	(1)	-	-
Stafim	34%	-	-	1
Gefco Tunisia	50%	-	-	-
Gefco China	50%	-	-	-
Faurecia group companies		5	(1)	7
Total		**(37)**	**5**	**13**

10.4. KEY FINANCIAL DATA

A. Aggregate data

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Capital employed			
Property, plant and equipment	1,321	950	1,160
Working capital	120	235	287
Other capital employed	(14)	(39)	(4)
Total	**1,427**	**1,146**	**1,443**
Capital expenditure	**276**	**128**	**365**
Net financial position			
Long- and medium-term debt	(625)	(444)	(592)
Other financial items	(202)	(152)	(237)
Total	**(827)**	**(596)**	**(829)**

B. Key financial data by company

Total capital employed

(in millions of euros)	Latest % interest	June 30, 2005	June 30, 2004	Dec. 31, 2004
Renault cooperation agreement				
Française de Mécanique	50%	164	154	182
Société de Transmissions Automatiques	20%	8	6	9
Fiat cooperation agreement				
Sevelnord	50%	130	142	121
Gisevel	50%	33	37	37
Sevelind	50%	30	37	34
Sevel SpA	50%	198	213	200
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	323	203	311
Dongfeng Peugeot Citroën Automobile	50%	473	307	475
Other				
Siemens Automotiv Hydraulics	48%	7	3	6
Stafim	34%	(1)	-	(1)
Gefco Tunisia	50%	-	-	-
Gefco China	50%	2	-	-
Faurecia group companies		60	44	69
Total		**1,427**	**1,146**	**1,443**

Net financial position

(in millions of euros)	Latest % interest	June 30, 2005	June 30, 2004	Dec. 31, 2004
Renault cooperation agreement				
Française de Mécanique	50%	(98)	(79)	(114)
Société de Transmissions Automatiques	20%	(5)	(3)	(6)
Fiat cooperation agreement				
Sevelnord	50%	(60)	(89)	(58)
Gisevel	50%	(23)	(28)	(26)
Sevelind	50%	(35)	(66)	(53)
Sevel SpA	50%	(89)	(107)	(90)
Toyota cooperation agreement				
Toyota Peugeot Citroën Automobiles	50%	(201)	(67)	(169)
Dongfeng Peugeot Citroën Automobile	50%	(290)	(149)	(280)
Other				
Siemens Automotiv Hydraulics	48%	(5)	-	(3)
Stafim	34%	6	5	6
Gefco Tunisia	50%	-	-	-
Gefco China	50%	-	-	-
Faurecia group companies		(27)	(13)	(36)
Total		**(827)**	**(596)**	**(829)**

Note 11 - Other non-current financial assets

CHANGE IN NET BOOK VALUES

(in millions of euros)	Long-term loans and receivables	Available for-sale securities	Financial assets at fair value through profit or loss	Derivative instruments	Total
Cost					
Opening balance	**237**	**183**	**1,720**	**322**	**2,462**
Purchases/additions	3	-	9	182	194
Disposals	-	-	(142)	-	(142)
Remeasurement	-	11	(8)	7	10
Transfers to current financial assets	(2)	-	-	-	(2)
Closing balance	**238**	**194**	**1,579**	**511**	**2,522**
Provisions					
Opening balance	**(84)**	**-**	**-**	**-**	**(84)**
Charges	(5)	-	-	-	(5)
Closing balance	**(89)**	**-**	**-**	**-**	**(89)**
Net book value at beginning of period	153	183	1,720	322	2,378
Net book value at end of period	**149**	**194**	**1,579**	**511**	**2,433**

The amounts shown for available-for-sale securities include an unrealized capital gain of €128 million at period-end (€117 million at the beginning of the period).

Note 12 - Loans and receivables - finance companies

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Retail and lease finance receivables	18,480	17,931	17,783
Wholesale finance receivables	5,379	4,627	5,458
Other customer loans	93	120	83
Remeasurement at fair value	80	26	44
Total	**24,032**	**22,704**	**23,368**
Deferred revenues	(1,832)	(1,819)	(1,791)
Allowances for credit losses	(338)	(314)	(333)
Total	**21,862**	**20,571**	**21,244**
Eliminations	(270)	(203)	(199)
Total	**21,592**	**20,368**	**21,045**

Note 13 - Changes in operating assets and liabilities

13.1. MANUFACTURING AND SALES COMPANIES

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Increase in inventories	(452)	(28)	(336)
(Increase) decrease in trade receivables	(617)	(770)	64
Increase in trade payables	647	915	803
Net additions to current provisions	154	21	(38)
Change in income taxes	17	92	44
Other changes	147	453	534
	(104)	**683**	**1,071**
(Increase) decrease in receivables from Group finance companies, net	*(10)*	*83*	*47*
Total	**(114)**	**766**	**1,118**

13.2. FINANCE COMPANIES

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Increase in finance receivables	(457)	(689)	(1,550)
Increase in short-term investments	(335)	(54)	(219)
Increase in financing liabilities	965	518	1,475
Net additions to current provisions	(3)	7	11
Change in income taxes	45	23	24
Other changes	(1)	(36)	(211)
	214	**(231)**	**(470)**
Increase (decrease) in amounts due to Group manufacturing and sales companies, net	*(50)*	*(133)*	*(11)*
Total	**164**	**(364)**	**(481)**

Note 14 - Other receivables and payables

14.1. MANUFACTURING AND SALES COMPANIES

Other receivables

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Prepaid and recoverable taxes other than income tax	1,180	1,280	981
Employee-related receivables	170	138	135
Due from suppliers	172	137	132
Derivative instruments	9	68	114
Prepaid expenses	119	122	92
Miscellaneous other receivables	305	363	302
Total	**1,955**	**2,108**	**1,756**

Other payables

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Accrued taxes (other than income taxes)	1,232	1,249	942
Accrued personnel costs	1,250	1,187	1,045
Accrued payroll taxes	582	545	545
Due to suppliers of fixed assets	518	450	639
Customer prepayments	347	558	442
Derivative instruments	25	9	16
Deferred income	342	262	282
Miscellaneous other payables	307	368	254
Total	**4,603**	**4,628**	**4,165**

14.2. FINANCE COMPANIES

Other receivables

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Prepaid and recoverable taxes other than income tax	78	79	70
Derivative instruments	241	143	202
Prepaid expenses	174	270	204
Miscellaneous other receivables	183	197	179
Total	**676**	**689**	**655**

Other payables

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Accrued personnel costs and payroll taxes	85	75	76
Derivative instruments	196	185	204
Deferred income and accrued expenses – finance companies	425	777	458
Miscellaneous other payables	273	41	250
Total	**979**	**1,078**	**988**

Note 15 - Current and non-current financial liabilities - manufacturing and sales companies

	Book value at June 30, 2005 Amortized cost or fair value		Book value at Dec. 31, 2004 Amortized cost or fair value	
(in millions of euros)	Non-current	Current	Non-current	Current
Bonds	2,526	142	2,486	-
Employee profit-sharing fund	138	5	131	20
Finance lease liabilities	222	43	253	27
Other long-term debt	940	85	920	73
Other short-term debt	-	2,738	-	2,754
Derivative instruments	1	78	1	29
Total financial liabilities	**3,827**	**3,091**	**3,791**	**2,903**

Note 16 - Current and non-current provisions

16.1. CHANGES IN NON-CURRENT PROVISIONS

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Opening balance	**1,653**	**1,923**	**1,923**
Movements taken to profit or loss			
- Charges	97	93	150
- Utilizations	(173)	(327)	(415)
- Releases	-	-	(6)
	(76)	**(234)**	**(271)**
Other movements			
Translation adjustment	30	32	-
Change in scope of consolidation and other	(6)	-	1
Closing balance	**1,601**	**1,721**	**1,653**
o/w provision for pension obligations	1,214	1,264	1,235
o/w provision for early termination plan	303	378	345

16.2. BREAKDOWN OF NET PROVISION FOR PENSION OBLIGATIONS

(in millions of euros)	June 30, 2005	June 30, 2004	Dec. 31, 2004
Opening balance, net	**1,228**	**1,412**	**1,412**
Service cost	45	49	95
Interest cost	94	97	184
Amortization of actuarial gains and losses	(3)	-	-
Expected return on external funds	(83)	(76)	(149)
Effect of curtailments and other	(36)	(1)	(7)
Charge for the period	**17**	**69**	**123**
Payments to external funds	(47)	(244)	(284)
Payments to beneficiaries (excluding funds)	(3)	(7)	(22)
Translation adjustment and effect of change in scope of consolidation	16	30	(1)
Closing balance, net	**1,211**	**1,260**	**1,228**
o/w provisions for pension obligations	1,214	1,264	1,235
o/w assets	(3)	(4)	(7)

16.3. CHANGE IN CURRENT PROVISIONS

(in millions of euros)	June 30, 2005	June 30, 2004	2004
Opening balance	**1,438**	**1,475**	**1,475**
Movements taken to profit or loss			
- Charges	344	155	356
- Utilizations	(186)	(114)	(335)
- Releases	(12)	(24)	(60)
	146	**17**	**(39)**
Other movements			
Translation adjustment	25	16	(2)
Change in scope of consolidation and other	(18)	1	4
Closing balance	**1,591**	**1,509**	**1,438**
o/w provision for warranty costs	975	895	826

The main provision reversals in 2004 concerned 1999 business tax at Peugeot Citroën Automobiles for €20 million and miscellaneous contingencies at Peugeot Citroën Argentina, for €13 million. Changes in the provision for warranty costs in first-half 2005 mainly consist of an upward revision of the provision by €122 million, primarily in respect of the second year of warranty.

Note 17 - Net financial position - manufacturing and sales companies

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Financial assets and liabilities with third parties			
Cash and cash equivalents	5,063	5,700	5,158
Other non-current financial assets	2,387	999	2,329
Current financial assets	828	1,171	712
Non-current financial liabilities	(3,827)	(3,944)	(3,791)
Current financial liabilities	(3,333)	(2,852)	(3,061)
Net financial position - manufacturing and sales companies	**1,118**	**1,074**	**1,347**
o/w external loans and borrowings	1,007	938	1,300
o/w financial assets and liabilities with finance companies	111	136	47

Note 18 - Capital employed

Capital employed, which is defined in note 40 to the 2004 IFRS consolidated financial statements, breaks down as follows:

(in millions of euros)	**June 30, 2005**	June 30, 2004	Dec. 31, 2004
Goodwill	1,806	1,768	1,795
Intangible assets	3,441	3,206	3,292
Property, plant and equipment	14,673	14,235	14,342
Investments in companies at equity	600	550	614
Investments in non-consolidated companies	50	70	65
Other non-current assets	93	93	96
Deferred tax assets	662	563	524
Inventories	7,138	6,287	6,546
Trade receivables	4,030	4,442	3,393
Current tax assets	111	79	110
Other receivables	1,955	2,108	1,756
Other non-current liabilities	(2,609)	(2,844)	(2,538)
Deferred tax liabilities	(2,038)	(1,723)	(1,880)
Non-current provisions	(1,584)	(1,702)	(1,634)
Current provisions	(1,540)	(1,456)	(1,384)
Trade payables	(11,515)	(11,004)	(10,773)
Current tax liabilities	(133)	(149)	(114)
Other payables	(4,603)	(4,628)	(4,165)
Net assets of Banque PSA Finance	2,216	1,964	2,116
Accounts between the manufacturing and sales companies and the finance companies	111	136	47
Total	**12,864**	**11,995**	**12,208**

Note 19 - Off-balance sheet commitments

The only material off-balance sheet commitment entered into during the period is described below:

INDIVIDUAL RIGHT TO TRAINING FOR EMPLOYEES

Act no. 2004-391 of May 4, 2004 relating to professional training in France provides that French companies offer their employees an individual training allowance set at a minimum of 20 training hours per annum. These hours can be accumulated over a maximum of six years, at the end of which the total entitlement is capped at 120 hours.

Consequently, on April 15, 2005, PSA Peugeot Citröen entered into a training agreement with all of the trade unions represented within the Group. Each employee is entitled to a 20-hour training allowance per annum. The training entitlement acquired since 1999 under the previous system has been maintained and the total maximum entitlement has been increased to 150 hours. Under the agreement, employees may attend training courses during working time, as and when this can be scheduled.

In accordance with opinion no. 2004-F issued by the CNC Urgent Issues Task Force on October 13, 2004, the Group did not record any provisions in respect of the new legislation in its 2004 and first-half 2005 accounts.

Note 20 - Contingent liabilities

The only change in material contingent liabilities over the period is described below:

EUROPEAN COMMISSION INQUIRY IN PROGRESS

Further to investigations carried out in 1999 and 2003 in relation to Automobiles Peugeot, Peugeot Deutschland GmbH and Peugeot Nederland BV, the European Commission issued a Statement of Objections to the three companies stating that they implemented practices aimed at restricting export sales of vehicles from Germany and the Netherlands between 1995 and 2003.

Automobiles Peugeot and its two subsidiaries concerned sent their reply to the Commission on July 30, 2004, claiming that they had not breached European antitrust rules. The Commission has since requested additional information from the subsidiaries concerned. The documents obtained in the Netherlands were sent by the Commission to Automobiles Peugeot for comment. Automobiles Peugeot issued a reply on June 27, 2005.

In view of the status of this procedure, no provision has been recorded in relation to this issue in the interim consolidated financial statements.

Note 21 - Subsequent event

No significant events have occurred since June 30, 2005.

Statutory Auditors' Review Report on Interim Consolidated Financial Information for the six months ended June 30, 2005

This is a free translation into English of the Statutory Auditors' review report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of the Company and as required by article L. 232-7 of the French Commercial Code *(Code de commerce)*, we have performed a limited review of the accompanying interim consolidated financial information of Peugeot S.A. and its subsidiaries set out in the form of condensed interim consolidated financial statements for the period from January 1 to June 30, 2005, presented in euros, and of the information contained in the management report.

These interim consolidated financial statements are the responsibility of the Managing Board. Our responsibility, based on our limited review, is to report our conclusions concerning these interim consolidated financial statements.

As part of the conversion to International Financial Reporting Standards (IFRS) as adopted within the European Union for the preparation of the 2005 consolidated financial statements, the interim consolidated financial statements have been prepared for the first time in accordance with said standards. They include comparative data for full-year 2004 and first-half 2004 restated according to the same rules.

We conducted our limited review in accordance with the professional standards applied in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from a full audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards applied in France.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not presented fairly, in all material respects, in accordance with IFRS as adopted within the European Union.

Without qualifying the conclusion expressed above, we draw your attention to note 1 to the interim consolidated financial statements which sets out the reasons why the comparative information that will be presented in the consolidated financial statements for the year ending December 31, 2005 and in the interim consolidated financial statements for the six months ending June 30, 2006 may differ from the information presented in the accompanying interim consolidated financial statements.

In accordance with professional standards applied in France, we have also reviewed the information given in the management report accompanying the interim consolidated financial statements that were the subject of our limited review.

We have no comments to make as to its fair presentation and its conformity with the interim consolidated financial statements.

Paris, July 25, 2005

The Statutory Auditors

Mazars & Guérard	PricewaterhouseCoopers Audit
Thierry de Bailliencourt	Christian Martin

Notes

Notes

2,200 copies of this document were printed.

A copy of this document may be requested at the following adress:
PSA PEUGEOT CITROËN - Investor Relations Department
75, avenue de la Grande-Armée - 75116 Paris - Tel.: (33) 1 40 66 37 60 - Fax: (33) 1 40 66 51 99
Photos: PSA Peugeot Citroën photolibrary
Design and production: Franklin Partners - Groupe Mediagérance
Printed in France

Peugeot S.A.

Incorporated in France with issued capital of 243,109,146 euros
Governed by a Managing Board and a Supervisory Board

Registered Office: 75, avenue de la Grande-Armée - 75116 Paris - France
R.C.S. Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: 33 (1) 40 66 55 11 - Fax: 33 (1) 40 66 54 11

Internet: www.psa-peugeot-citroen.com